Exhibit 21

MICROSEMI CORPORATION SUBSIDIARIES

AS OF OCTOBER 1, 2006

NAME OF MICROSEMI CORPORATION ENTITIES	JURISDICTION
Microsemi Corp. – Santa Ana	Delaware
Microsemi Corp. – Scottsdale	Arizona
Microsemi Corp. – Colorado	Colorado
Microsemi Corp. – Massachusetts	Delaware
Microsemi Corp. – Integrated Products	Delaware
Microsemi Corp. – Power Products Group	Delaware
Microsemi Corp. – RF Power Products	Delaware
Microsemi Corp. – Montgomeryville	Delaware
Microsemi Corp. – Advanced Technology Center	Delaware
Microsemi Power Module Products, SAS	France
Micro WaveSys, Inc.	California
Microsemi Real Estate, Inc.	California
Micro (Bermuda), Ltd.	Bermuda
Microsemi Comercial Offshore de Macau Limitada	Macau